EXHIBIT 11
Flagstar Bancorp, Inc.
Computation of Net Earnings per Share
     Net (loss) earnings per share — basic and net (loss) earnings per share — diluted are computed by dividing each such (loss) earnings per share by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively (in thousands, except per share data).

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Net (loss) earnings applicable to common stock	$(76,586)	$15,746	$(144,004)	$5,146
Average common shares outstanding	239,425	66,005	164,235	63,159
Net (loss) earnings per share — basic	$(0.32)	$0.24	$(0.88)	$0.08
Average common share equivalents outstanding	239,425	71,746	164,235	66,260
Net (loss) earnings per share — diluted	$(0.32)	$0.22	$(0.88)	$0.08

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